UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42468

CELLYAN BIOTECHNOLOGY CO., LTD
(Translation of registrant’s name into English)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Cellyan Biotechnology Co., Ltd, a Cayman Islands company (the “Company”), furnishes under the cover of Form 6-K the following.

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-296754) and S-8 (Registration No. 333-298301).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release - Cellyan Biotechnology Announces a 1-for-20 Reverse Stock Split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2026	CELLYAN BIOTECHNOLOGY CO., LTD

	By:	/s/ Chenyu Liang
Chenyu Liang
Director and Chief Executive Officer

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